Conexant Systems, Inc. 4000 MacArthur Boulevard, West Tower Newport Beach, California 92660

June 9, 2005

Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	Conexant Systems, Inc. Form 10-K for the fiscal year ended September 30, 2004 Form 10-Q for the quarter ended December 31, 2004 Form 8-K dated April 20, 2005 File No. 000-24923

Ladies and Gentlemen:

                 This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) made in the letter dated May 2, 2005 (the “Comment Letter”) from Lynn Dicker, Review Accountant, Division of Corporation Finance of the SEC, to J. Scott Blouin, Senior Vice President and Chief Financial Officer of Conexant Systems, Inc. (the “Company”). Set forth below are the Staff’s comments contained in the Comment Letter (in bold face type) followed by the Company’s responses.

                 In several of the Company’s responses set forth below, the Company is agreeing to make requested revisions to its disclosures in future filings with the SEC. Such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. Please also note that the Comment Letter was not received in time for the Company’s proposed responses to the Staff’s comments to be reflected in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, which was filed with the SEC on May 9, 2005.

Form 10-K for the fiscal year ended September 30, 2004

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations – Page 28

Results of Operations – Page 31

Net Revenues – Page 31

1.	When you cite more than one factor in explaining the change in a financial statement line item, the amounts of the individual factors cited, including

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offsetting factors, should be separately quantified. For example, revise future filings to quantify the impact of increased unit shipment of DSL and Wireless products and the erosion of average selling prices on your net revenues. In addition, each significant factor that contributed to the significant variances in gross margin and expense amounts should also be quantified and discussed. Please apply throughout MD&A to the extent practicable in future filings.

The Company notes the Staff’s comments and will revise MD&A in its future filings to make the requested disclosure to the extent practicable.

Quarterly Results of Operations – Page 37

2.	We see that you have incurred $160.8 million relating to in-process research and development. Revise future filings to expand MD&A, until all acquired projects have been completed or discontinued, to include a discussion of each significant project. Please discuss the status of each project that you acquired, including how actual results have compared to the assumptions underlying your appraisal. Material variations from your underlying projections and assumptions should be disclosed and their reasons and potential impact explained, here and on an ongoing basis in future annual and interim filings.

The Company notes the Staff’s comments and will revise MD&A in its future annual and interim filings to make the requested disclosure, as appropriate, with respect to in-process research and development.

Liquidity and Capital Resources – Page 37

3.	Your Liquidity and Capital Resources discussion appears to be a recitation of your cash flow statement in narrative form. For example, your discussion of cash flows from operating activities is primarily a list derived from the indirect method cash flow statement. The discussion of operating cash flows should provide an analysis of the sources and uses of operating resources, including a discussion of the underlying drivers of your operating cash flows. Please revise future filing to discuss those items which management specifically believes may be indicators of the company’s liquidity condition in both short and long terms. Refer to Item 303 of Regulation S-K and FR-72.

The Company notes the Staff’s comments and will revise the Liquidity and Capital Resources discussion in its future filings to make the requested disclosure, as appropriate.

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4.	As a related matter, if you cite changes in components of working capital, including accounts receivable, inventories, accounts payable and accrued expenses, in explaining changes in operating cash flows, you should also describe the underlying reasons for the individual changes so that investors can ascertain the likelihood that past performance is indicative of future performance and how this impacted your use of cash. Please revise in future filings.

The Company notes the Staff’s comments and will revise the Liquidity and Capital Resources discussion in its future filings to make the requested disclosure, as appropriate.

5.	Revise future filings to include in the MD&A and footnotes the impact that recently issued accounting standards will have on your financial statements in accordance with SAB Topic 11M.

The Company believes that at the time its Form 10-K for the fiscal year ended September 30, 2004 (the “2004 Form 10-K”) was filed there were no recently issued accounting standards that would have had an impact on the Company’s consolidated financial statements. The Company notes that Note 1 to the Consolidated Condensed Financial Statements in its Form 10-Q for the quarter ended December 31, 2004 (the “December 2004 Form 10-Q”) includes the recent accounting pronouncement in SFAS No. 123 (R) in accordance with SAB Topic 11M. The Company will revise its future filings to include the requested disclosure, as appropriate, in the footnotes and MD&A.

Financial Statements

Consolidated Statements of Operations – Page 45

6.	In future filings please break-out the material components of “Other expenses, net” on the face of the Consolidated Statement of Operations or in a footnote. Please note that interest income and interest expense should be stated as separate line items on the face of the Consolidated Statement of Operations. Additionally, items representing more than one percent of total interest income should be stated as separate line items. Refer to Rules 5-03 and 9-04 of Regulation S-X.

The Company notes that Note 7 of the Notes to Consolidated Financial Statements in the 2004 Form 10-K discloses under the sub-caption “Other Expense, Net”, the material components of “Other expenses, net”. The Company notes the Staff’s comments with respect to the presentation of interest income and

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interest expense as separate line items in accordance with Rule 5-03. The Company will revise its future filings to present interest expense as a separate line item in the consolidated statement of operations, and will continue to present all other components of other income or expense, net, including interest income, as one line item in the consolidated statement of operations, with the material components disclosed in a footnote to the financial statements in accordance with Rule 5-03. The Company notes that Rule 9-04 applies to bank holding companies pursuant to Rule 9-01 and, therefore, is not applicable to the Company.

Note 1: Basis of Presentation and Significant Accounting Policies

Revenue Recognition – Page 49

7.	In future filings please consider disclosing how you account for and classify costs incurred for shipping and handling in accordance with EITF 00-10.

The Company notes the Staff’s comment and will revise its future filings to include the requested disclosure of the Company’s accounting policy with respect to shipping and handling costs, which is in accordance with EITF 00-10.

Note 7: Supplemental Financial Statement data – Page 64

Inventories

8.	We note that you wrote-down inventories of $23.3 million and $25.2 million in fiscal 2004 and 2003, respectively. In future filings please disclose quantitatively in MD&A and footnotes if any of the inventory was later sold and the events and circumstances resulting in the sale. If sold, disclose the impact of the sales upon gross margin for all periods presented. Disclose in future filings the total inventory written-down to date, the amounts sold, the amounts discarded, and the amounts still recorded in inventory. For any inventory still held, explain when and how you intend to dispose of it.

The Company notes that the amounts cited in the Staff’s comment are the net balance sheet reserve positions at the respective dates, and not charges to write-down inventories in the respective periods. The Company further notes that it has quantitatively disclosed in the MD&A included in its historical filings the impact of sales of zero cost inventories on gross margin for all applicable periods. The Company notes the Staff’s comments and will revise its future filings to disclose the activity on reserved inventories during the periods presented, and the Company’s plan to discard the remaining reserved inventories, as well as the impact on gross margin, if material.

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Note 12: Contingences – Page 71

9.	Revise future filings to include all the disclosure requirements of paragraphs 13 through 16 of FIN 45, including the tabular reconciliation of changes in the product warranty liability.

The Company notes that Note 10- Commitments and Note 12-Contingencies of the Notes to Consolidated Financial Statements in the 2004 Form 10-K contain all the applicable disclosure requirements of FIN 45 paragraphs 13-16 regarding a Guarantor’s Obligations Under Guarantees, including disclosure that product warranty costs are not significant. The Company supplementally advises the Staff that for the twelve months ended December 31, 2004, the Company’s warranty expense was less than one-tenth of one percent of net revenues. Accordingly, the Company believes that a tabular reconciliation of changes in product warranty liability is not required.

Note 14: Employee Benefit Plans – Page 76

10.	We note your retirement medical plan and pension plan disclosures. Revise future filings to include all the disclosures required by paragraphs 5 – 7 of SFAS l32R, including:

a.	The projected benefit obligation in excess of plan assets;

b.	The accumulated benefit obligation in excess of plan assets;

c.	Targeted asset allocation by assets category for the reporting periods;

d.	The weighted-average assumptions used to determine net periodic benefit costs;

e.	The company’s expected contribution to the plans in the following fiscal period;

f.	Future expected benefit payments by year.

The Company notes the Staff’s comments and will revise its future filings to make the requested disclosure, as appropriate.

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Note 17: Segment Information – Page 81

11.	Disclosure of long-lived assets by geographic area under SFAS 131 should present tangible assets only and should not include intangibles, goodwill or investment assets. See question 22 in the FASB Staff Implementation Guide to Statement 131. Revise future filings as necessary.

The Company notes the Staff’s comment and will revise its future filings to exclude intangibles, goodwill and investment assets from its disclosure of long-lived assets by geographic area.

Form 10-Q for the Quarterly Period Ended December 31, 2004

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations – Page 26

Overview of Current Performance – Page 26

12.	We note your reduction of channel inventory at your distributors of approximately $40 million and the reduction of approximately $10 million at your direct customers during the quarter ended December 31, 2004. Please tell us supplementally your accounting treatment for these reductions and the impact on your financial statements. Tell us how it impacted your inventory and revenue recognition policies related to your customers from whom you accepted returns and your customers from whom you did not accept returns. Additionally, tell us whether the acceptance of returns is a customary practice and whether you have accepted significant returns from distributors during the past year.

The Company supplementally advises the Staff as follows:

The Company recognizes revenue when (1) the risk of loss has been transferred to the customer, (2) price and terms are fixed, (3) no significant vendor obligation exists, and (4) collection of the receivable is reasonably assured. These terms are typically met upon shipment of product to the customer, except for certain distributors who have a contractual right of return. Revenue with respect to these distributors is deferred until the purchased products are sold through by the distributor to a third party. Other distributors have limited stock rotation rights, which allow them to rotate up to 10% of product in their inventory two times a year. The Company recognizes revenue to these distributors upon shipment of

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product to the distributor, as the stock rotation rights are limited and the Company believes that it has the ability to estimate and establish allowances for expected product returns in accordance with SFAS 48, “Revenue Recognition When Right of Return Exists”.

The acceptance of product returns from customers who do not have a contractual right to return product is not a customary practice for the Company. During the September 2004 quarter, the Company allowed two customers who have 10% stock rotation rights to rotate $6 million and $2 million, or 30% and 13% of their on hand inventory, respectively. The Company viewed these outside-of-contractual-terms stock rotations as one-time events and as such did not believe that a change in revenue recognition practice was appropriate for these two customers. No other significant returns or rotations from distributors were permitted by the Company during the past year, except for the activity noted below in the quarter ended December 31, 2004.

During the latter portion of fiscal 2004, lower than expected end customer demand resulted in channel inventory build up at both distributors and direct customers. The existence of excess inventory in the channel resulted in fewer purchase orders from the Company’s customers as those customers sold through their on-hand inventory prior to placing additional orders. This had the effect of reducing the Company’s shipments and net revenues, as well as reducing the amount of inventory in the channel during the three months ended December 31, 2004. Additionally, the Company accepted net product returns of $13.3 million during the three months ended December 31, 2004, which contributed to the $50 million total channel inventory reduction. These returns were recorded as a reduction to the Company’s net revenues and an increase to the Company’s inventories, at original cost, during the three months ended December 31, 2004.

Substantially all of the net product returns of $13.3 million in the quarter ended December 31, 2004 were from three distributor customers who did not have a contractual right to return product. In addition to these net product returns, the Company was experiencing a pattern of severely delinquent receivables from these three distributors during this period. As a result of these events, the Company determined that it was not able to enforce its contractual terms with these three distributor customers. Pursuant to the provisions of Staff Accounting Bulletin (SAB) 101 and SAB 104, the Company concluded that it should modify its revenue recognition practice to defer the recognition of revenue on shipments of product to these distributors until the purchased products are sold by the distributor to a third party. The Company did not modify its revenue recognition practice with respect to any other distributors or direct customers. The Company continuously evaluates its revenue recognition practices in light of current market

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conditions and customer behavior patterns in order to determine if further modifications to the Company’s revenue recognition practices are required.

Results of Operations – Page 28

Gross Margin – Page 28

13.	We note your disclosure that “increases or decreases to this inventory reserve may be required based on actual selling prices and changes to our current estimates.” In future filings please clarify that any inventory write-downs create a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances in accordance with SAB Topic 5.BB.

The Company notes the Staff’s comment and acknowledges that inventory write-downs create a new cost basis that subsequently cannot be marked up in accordance with SAB Topic 5.BB. The Company will remove the words “or decreases” to clarify this in future filings. The Company supplementally advises the Staff that no adjustments have been made to decrease the lower of cost or market inventory reserve as a result of favorable changes in estimates of selling prices.

Form 8-K dated April 20, 2005

14.	We note that you refer to your non-GAAP information as “pro forma” results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.

The Company notes the Staff’s comment and will revise its future filings to omit the pro forma terminology when referring to non-GAAP financial information.

15.	We note that you present non-GAAP measures in the form of a Pro Forma (Non-GAAP) Consolidated Statements of Operations. That format may be confusing to investors as it also reflects several non-GAAP measures, including non-GAAP net revenues, non-GAAP cost of goods sold, non-GAAP

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gross margin, non-GAAP research and development expenses, non-GAAP selling, general and administrative expenses, non-GAAP operating income (loss), non-GAAP other expense, net, non-GAAP income (loss) before income taxes, non-GAAP provision for income taxes, non-GAAP net income (loss) and non-GAAP EPS which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and an explanation of why you believe the measures provide useful information to investors.

In future filings, to eliminate investor confusion please remove the Pro Forma (Non-GAAP) Consolidated Statements of Operations and disclose only those non-GAAP measures used by management with the appropriate reconciliations.

Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K and Question 8 of the FAQ for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure. The revised disclosure should clarify the reference to the supplemental results on a non-GAAP basis and include a discussion, in sufficient detail, of the following for each non-GAAP measure:

•	The substantive reasons why management believes each non-GAAP measure provides useful information to investors;

•	The specific manner in which management uses each non-GAAP measure to conduct or evaluate its business;

•	The economic substance behind management’s decision to use each measure; and

•	The material limitations associated with the use of each non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.

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The Company notes the Staff’s comments and will revise its presentation of non-GAAP financial measures in future earnings releases furnished under Item 2.02 of Form 8-K to remove the Pro Forma (Non-GAAP) Consolidated Statements of Operations and disclose only those non-GAAP financial measures used by management with appropriate reconciliations to GAAP. The Company will also revise its Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K and Question 8 of the FAQ for each non-GAAP financial measure presented. See the attached Appendix A for a sample of the Company’s proposed disclosure with respect to non-GAAP financial measures.

* * * * As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC;

•	Staff comments or changes to disclosure in response to Staff comments in the Company’s filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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                 Please telephone the undersigned at (949) 483-9955 or, in his absence, Mike Rispoli, Executive Director and Corporate Controller at (949) 483-4028 if you require additional information or wish to comment further orally. If you wish to comment further in writing, please send such comment to the undersigned by facsimile at (949) 483-9910.

Very truly yours,
/s/ J. Scott Blouin

J. Scott Blouin Senior Vice President and Chief Financial Officer

Attachment VIA EDGAR

cc:	Mr. Brian Cascio Ms. Lynn Dicker Mr. Patrick Enunwaonye

APPENDIX A

CONEXANT SYSTEMS, INC. GAAP Consolidated Condensed Statement of Operations and Reconciliation of GAAP to Non-GAAP Core Operating Results (Unaudited, in Thousands, Except Per Share Amounts)

	Three months ended

	March 31, 2005				March 31, 2004

	GAAP	Adjustments		Non-GAAP Core	GAAP	Adjustments		Non-GAAP Core

Net revenues (See Note 1)	$169,738	$—		$169,738	$243,781	$—		$243,781
Cost of goods sold	109,766	—		109,766	141,304	(812	)(g)	142,304

Gross margin	59,972	—		59,972	101,665	(812)		102,477
Operating expenses:
Research and development	70,539	(2,275	)(a)	63,909	53,734	(871	)(a)	52,863
		(4,355	)(b)
Selling, general and administrative	28,362	(744	)(a)	25,225	30,602	(286	)(a)	29,746
		(245	)(b)			(570	)(c)
		(2,148	)(c)
Amortization of intangible assets	8,140	(8,140	)(d)	—	3,653	(3,653	)(d)	—
In-process research and development	—	—		—	160,818	(160,818	)(f)	—
Special charges	13,596	(13,596	)(e)	—	5,514	(5,514	)(e)	—

Total operating expenses	120,637	(31,503)		89,134	254,321	(171,712)		82,609

Operating income (loss)	(60,665)	31,503		(29,162)	(152,656)	172,524		19,868
Other expense (income), net	11,892	(3,371	)(h)	6,741	(9,736)	651	(h)	4,686
		(13,492	)(i)			(2,085	)(i)
		11,112	(j)			(600	)(k)
		600	(k)			16,456	(l)

Income (loss) before income taxes	(72,557)	36,654		(35,903)	(142,920)	158,102		15,182
Provision for income taxes	630	—		630	459	—		459

Net income (loss)	$(73,187)	$36,654		$(36,533)	$(143,379)	$158,102		$14,723

Basic income (loss) per share	$(0.16)			$(0.08)	$(0.41)			$0.04

Diluted income (loss) per share	$(0.16)			$(0.08)	$(0.41)			$0.04

Number of shares used in per share
computation - basic	470,189	—		470,189	349,968	—		349,968

Number of shares used in per share
computation - diluted	470,189	—		470,189	349,968	28,025	(m)	377,993

Note 1 – Includes $9.6 million and $17.5 million of pricing adjustments to inventories in the channel during the three and six months ended March 31, 2005, respectively.

See “GAAP to Non-GAAP Core Adjustments” below.

CONEXANT SYSTEMS, INC. GAAP Consolidated Condensed Statement of Operations and Reconciliation of GAAP to Non-GAAP Core Operating Results (Unaudited, in Thousands, Except Per Share Amounts)

	Six months ended

	March 31, 2005				March 31, 2004

	GAAP	Adjustments		Non-GAAP Core	GAAP	Adjustments		Non-GAAP Core

Net revenues (See Note 1)	$310,359	$—		$310,359	$421,114	$—		$421,114
Cost of goods sold (See Note 2)	243,231	—		243,231	240,312	(812	)(g)	239,500

Gross margin	67,128	—		67,128	180,802	(812)		181,614
Operating expenses:
Research and development	143,080	(4,520	)(a)	130,574	92,888	(894	)(a)	91,994
		(7,986	)(b)
Selling, general and administrative	58,368	(1,488	)(a)	51,586	53,411	(286	)(a)	52,555
		(949	)(b)			(570	)(c)
		(4,345	)(c)
Amortization of intangible assets	16,433	(16,433	)(d)	—	4,608	(4,608	)(d)	—
In-process research and development	—	—		—	160,818	(160,818	)(f)	—
Special charges	32,853	(32,853	)(e)	—	6,119	(6,119	)(e)	—

Total operating expenses	250,734	(68,574)		182,160	317,844	(173,295)		144,549

Operating income (loss)	(183,606)	68,574		(115,032)	(137,042)	174,107		37,065
Other expense (income), net	9,137	(6,460	)(h)	15,670	(35,017)	10,816	(h)	9,289
		1,281	(i)			22,545	(i)
		11,112	(j)			(600	)(k)
		600	(k)			11,545	(l)

Income (loss) before income taxes	(192,743)	62,041		(130,702)	(102,025)	129,801		27,776
Provision for income taxes	1,162	—		1,162	707	—		707

Net income (loss)	$(193,905)	$62,041		$(131,864)	$(102,732)	$129,801		$27,069

Basic income (loss) per share	$(0.41)			$(0.28)	$(0.33)			$0.09

Diluted income (loss) per share	$(0.41)			$(0.28)	$(0.33)			$0.08

Number of shares used in per share
computation - basic	469,279	—		469,279	313,580	—		313,580

Number of shares used in per share
computation - diluted	469,279	—		469,279	313,580	25,507	(m)	339,087

Note 1 – Includes $9.6 million and $17.5 million of pricing adjustments to inventories in the channel during the three and six months ended March 31, 2005, respectively.

Note 2 – Includes $45.0 million of charges related to internal inventory in the six months ended March 31, 2005.

See “GAAP to Non-GAAP Core Adjustments” below.

Non-GAAP Financial Measures

The non-GAAP financial measures contained herein are a supplement to the corresponding financial measures prepared in accordance with generally accepted accounting principles (GAAP). The non-GAAP financial information presented excludes non-cash and non-core operating and non-operating items as described in the GAAP to Non-GAAP Core Adjustments section below. Management of the Company believes that the Company’s core results of operations include (i) the sale of its products and related costs and gross margin, (ii) its on-going cash operating expenses to develop products and related selling, general and administrative functions, (iii) interest income from its cash and marketable securities and (iv) its debt service and income tax expense.

The Company has presented certain non-GAAP financial measures, including non-GAAP net income (loss), non-GAAP net income (loss) per share, non-GAAP income (loss) before income taxes, non-GAAP other income (expense), net, non-GAAP operating income (loss), and non-GAAP operating expenses, on a basis consistent with its historical presentation, to assist investors in understanding the Company’s core results of operations on an on-going basis. The non-GAAP presentation also enhances comparisons of the Company’s core results of operations with historical periods. The Company is providing this non-GAAP information to investors to enable them to perform additional financial analysis and because it is consistent with the financial models and estimates published by analysts who follow the Company. Management believes that these are important measures in the evaluation of the Company’s results of operations. These non-GAAP financial measures exclude the adjustments described below, and thus provide an overall non-GAAP measure of the Company’s on-going results of operations.

Management uses the non-GAAP financial measures in its evaluation of the Company’s core results of operations and trends between fiscal periods and believes that these measures are an important component of its internal performance measurement process. In addition, the Company prepares and maintains its budgets and forecasts for future periods on a basis consistent with these non-GAAP financial measures.

The non-GAAP financial measures presented herein have certain limitations in that they do not reflect all of the costs associated with the operations of the Company’s business as determined in accordance with GAAP. Therefore, investors should consider non-GAAP measures in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The non-GAAP information presented by the Company may be different from the non-GAAP measures used by other companies.

GAAP to Non-GAAP Core Adjustments

(a)   Non-cash stock compensation charges are based on the intrinsic value of acquired or exchanged unvested stock options in business combinations.

(b)   Transitional salaries and benefits represent amounts earned by employees who have been notified of their termination as part of the Company’s restructuring activities, from the date of their notification. Included in the amounts for the three and six months ended March 31, 2005 are $632 and $928, respectively, of facilities related costs.

(c)   IP litigation support costs are related to one of the Company’s intellectual property litigation matters.

(d)   Non-cash amortization of intangible assets resulting from the Company’s previous business combinations.

(e)   Special charges consist of asset impairments, restructuring charges, integration costs and other special items.

(f)   In-process research and development cost associated with the Company’s merger with GlobespanVirata.

(g)   Inventory impairment charge for on-hand inventory products which were determined to be obsolete as a result of the Company’s merger with GlobespanVirata.

(h)   Non-operating gains and losses resulting from the Company’s equity investments.

(i)   Non-operating unrealized gains and losses associated with fair value changes in the Company’s ownership of the Mindspeed warrant accounted for as a derivative instrument.

(j)   Recognized gains on the sales of equity securities in publicly held companies.

(k)   Write downs or (recoveries) of non-marketable cost basis investments.

(l)   Non-operating unrealized gain associated with the conversion feature of the note receivable from Skyworks which was accounted for as a derivative instrument.

(m)   Dilutive effect of stock options and warrants under the treasury stock method.

CONEXANT SYSTEMS, INC. Consolidated Condensed Balance Sheets (Unaudited, in Thousands)

	March 31, 2005	December 31, 2004	September 30, 2004

ASSETS
Current assets:
Cash and cash equivalents (See Note 3)	$ 141,206	$ 132,326	$ 139,031
Marketable securities (See Note 3)	104,613	135,597	163,040
Receivables, net	94,706	92,864	185,037
Inventories	110,098	136,438	194,754
Mindspeed warrant-current portion	3,250	5,634	3,599
Other current assets	22,608	17,521	20,768

Total current assets	476,481	520,380	706,229

Property, plant and equipment, net	51,052	53,266	55,741
Goodwill	718,335	714,852	708,544
Intangible assets, net	122,597	128,947	135,241
Mindspeed warrant	24,316	35,737	23,000
Marketable securities-long term (See Note 3)	117,981	123,266	137,604
Other assets	109,049	112,936	114,163

Total assets	$1,619,811	$1,689,384	$1,880,522

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$ 92,392	$ 89,171	$ 141,533
Accrued compensation and benefits	33,708	44,511	40,423
Restructuring and reorganization liabilities	24,919	28,205	22,427
Other current liabilities	58,546	51,502	67,044

Total current liabilities	209,565	213,389	271,427

Convertible subordinated notes	711,825	711,825	711,825
Other liabilities	105,590	64,741	68,883

Total liabilities	1,026,980	989,955	1,052,135

Shareholders’ equity	592,831	699,429	828,387

Total liabilities and shareholders' equity	$1,619,811	$1,689,384	$1,880,522

Note 3 – Total cash, cash equivalents and marketable securities at March 31, 2005, December 31, 2004 and September 30, 2004 are as follows:

	March 31, 2005	December 31, 2004	September 30, 2004

Cash and cash equivalents	$141,206	$132,326	$139,031
Other short-term marketable securities (primarily
mutual funds, domestic government agencies
and corporate debt securities)	10,222	2,587	13,764
Long-term marketable securities (primarily
domestic government agencies and corporate
debt securities)	117,981	123,266	137,604

Subtotal	269,409	258,179	290,399

Equity securities - Skyworks Solutions, Inc.
(6.2 million shares at March 31, 2005,
December 31, 2004 and September 30, 2004)	38,643	58,305	61,767
Equity securities - SiRF Technologies, Inc.
(5.0 million shares at March 31, 2005 and
5.9 million shares at December 31, 2004 and
September 30, 2004)	55,748	74,705	87,509

Subtotal Skyworks and SiRF (See Note 4)	94,391	133,010	149,276

Total cash, cash equivalents and marketable
securities	$363,800	$391,189	$439,675

Note 4 – The decrease in value of Skyworks and SiRF shares from December 31, 2004 to March 31, 2005 was approximately $28.3 million, excluding the sale of 0.9 million shares of SiRF for net proceeds of $10.2 million during the three months ended March 31, 2005.

CONEXANT SYSTEMS, INC.
Selected Other Data
(Unaudited, in Thousands)

	Three months ended March 31,		Six months ended March 31,

	2005	2004	2005	2004

Selected Data:
Depreciation (See Note 5)	$ 4,692	$ 3,670	$ 9,530	$ 6,825
Capital expenditures	10,280	5,045	12,362	9,902

Revenues By Region:
Americas	$ 21,267	$ 25,542	$ 39,706	$ 47,943
Asia-Pacific	132,585	198,298	238,057	338,660
Europe, Middle East and Africa	15,886	19,941	32,596	34,511

	$169,738	$243,781	$310,359	$421,114

Note 5 – Does not include amortization of intangible assets, as applicable.